Form RW

November 10, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:      Secure Luggage Solutions Inc. – File No. 333-174855

Ladies and Gentlemen:

Reference is made to that certain Registration Statement on Form S-1/A (File No. 333-174855) filed with the Securities and Exchange Commission (the “Commission”) by Secure Luggage Solutions Inc., a Delaware corporation (the “Company”), on August 18, 2011 (the “Registration Statement”).  Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Commission consent to the immediate withdrawal of the Registration Statement, together with all exhibits thereto.

The Company requests withdrawal of the Registration Statement so that the Company may consider certain business opportunities and affirm its business plan.  Additionally, the shares of the Company’s common stock held by the selling shareholders identified in the Registration Statement should be able to be sold pursuant to Rule 144.  No securities were sold pursuant to the Registration Statement.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission, unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have questions or require additional information, please do not hesitate to contact Donald Bauer at (602) 387-4035.

Sincerely,

Secure Luggage Solutions Inc.

/s/ Donald Bauer
Donald Bauer
Chief Executive Officer and President